

NEWS RELEASE

Orla Shareholders Approve Acquisition of Musselwhite Mine

Vancouver, BC – January 21, 2025 – **Orla Mining Ltd.** (TSX: OLA; NYSE: ORLA) ("Orla" or the "Company") is pleased to announce the results of the special meeting of the shareholders of the Company (the "Shareholders") held earlier today (the "Meeting").

At the Meeting, Shareholders approved (i) the Company's proposed acquisition of the Musselwhite Mine (the "Transaction") from Newmont Corporation ("Newmont") and (ii) the concurrent private placement (the "Financing") of convertible notes and common share purchase warrants to Pierre Lassonde and Fairfax Financial Holdings Limited ("Fairfax"), both of whom are "insiders" of the Company as defined under the TSX Company Manual.

A total of 186,303,542 of the common shares of the Company ("Shares") were represented at the Meeting, representing 57.9% of the total issued and outstanding Shares.

The ordinary resolutions approving the Transaction and Financing were approved by 99.9% and 99.8%, respectively, of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding the votes attached to the Shares held by Newmont, Mr. Lassonde and Fairfax in accordance with Multinational Instrument 61-101 – *Protection of Minority Security Holders in Special Transactions* and/or the TSX Company Manual, as applicable.

The Financing is expected to close concurrently with and is conditional on the closing of the Transaction. Additional information regarding the terms of the Transaction and the Financing are set out in the management information circular of the Company dated December 9, 2024, which is available on the Company's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

The Transaction is expected to close in the first quarter 2025 and is subject to other customary closing conditions

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has two material gold projects: (1) Camino Rojo, located in Zacatecas State, Mexico and (2) South Railroad, located in Nevada, United States. Orla is operating the Camino Rojo Oxide Gold Mine, a gold and silver open-pit and heap leach mine. The property is 100% owned by Orla and covers over 139,000 hectares which contains a large oxide and sulphide mineral resource. Orla is also developing the South Railroad Project, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. Orla has also entered into a definitive agreement with a subsidiary of Newmont to acquire the Musselwhite Mine, located in Ontario, Canada. This Transaction is subject to certain conditions and is expected to close in the first quarter of 2025. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.



For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Andrew Bradbury
Vice President, Investor Relations & Corporate Development

www.orlamining.com
investor@orlamining.com

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding the closing of the Transaction and the timing thereof. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: completion of the Transaction and the Company's ability to obtain final regulatory approval from the Toronto Stock Exchange and the NYSE American. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to risks associated with the Transaction, as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 19, 2024, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.